SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010 (report no. 3)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE FIRST SENTENCE IN THE FIRST PARAGRAPH OF THE PRESS RELEASE ATTACHED HERETO AS EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981, 333-153230, 333-162110, 333-162795 and 333-166364),  AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Extends Reach into Back Office Operations with a Comprehensive Suite of Solutions for Improving Workforce Efficiency, Compliance and Quality of Service Dated June 10, 2010.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: June 22, 2010

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EXHIBIT INDEX

99.1 Press Release: NICE Extends Reach into Back Office Operations with a Comprehensive Suite of Solutions for Improving Workforce Efficiency, Compliance and Quality of Service, Dated June 22, 2010.

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NICE Extends Reach into Back Office Operations with a Comprehensive Suite of Solutions for Improving Workforce Efficiency, Compliance and Quality of Service

New suite combines NICE`s market leading workforce management solution with unique offerings for real-time process automation, guidance and compliance; provides multi-dimensional visibility with multi-site, multi-skill capabilities

Ra`anana, Israel, June 22, 2010, NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced intent-based solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced the NICE Back Office Suite, targeted at improving workforce efficiency, compliance, and quality of service in back office operations, all of which are required to enable organizations to improve and impact business performance. NICE Back Office Suite is a comprehensive set of integrated solutions that combines NICE`s market leading NICE IEX Workforce Management solution with unique real-time capabilities, including Real-Time Guidance, Process Automation and Compliance, along with solutions for Quality Management and Performance Management.

NICE Back Office Suite is based on the combination of solutions from NICE and eglue, which is supported by the existing OEM agreement between the two companies. NICE recently announced the signing of a definitive agreement to acquire eglue, a leading provider of real-time decisioning and guidance solutions. The acquisition transaction is anticipated to close during the third quarter of 2010.

The new comprehensive suite will help organizations address the most pressing operational challenges faced by back office operations. Back office operations often employ a significantly larger workforce as compared to contact centers. Although the back office faces similar business issues to those faced by contact centers operations, it typically lacks solutions for effectively managing the workforce as well as ensuring efficiency and compliance. NICE`s solutions for the back office enable real-time adherence as well as planning and optimization.

Donna Fluss, president of DMG Consulting, a leading provider of contact center and analytics research, market analysis and consulting said, "Back office operations are highly labor intensive. Enterprises need tools to measure their performance so that they can optimize staff utilization, labor allocation and quality. Over the past fifteen years, enterprises invested heavily in back office projects that automated paper and process flow, but neglected to invest in effective tools to manage their people. Real-time decision and guidance solutions address this issue and are as valuable for back office activities as they are for contact centers."

Performing back office processes effectively and efficiently, whether processing claims, fulfilling purchase orders, or collecting debt from customers is vital to organizations, directly impacting cost efficiencies, quality of service, and ultimately, customer and employee satisfaction.

NICE Back Office Suite includes the following business solutions:

●        Workforce Management: based on the market leading NICE IEX Workforce Management solution for the contact center optimizes planning, forecasting, scheduling and intraday management across a multi-site and multi-skilled back office organization. Back office operations can improve operational efficiency through more efficient use of their back office employees.  They can also increase customer satisfaction by consistently meeting SLAs, and maximize employee satisfaction through empowerment and visibility, thereby lowering employee turnover and reducing recruiting and training costs.

●        Real-time Process Automation and Guidance: provides unique capabilities for guiding back office employees in real time through predefined work processes and uses business rules to automate back office data entry into disparate back office systems, enhancing productivity and efficiency, while reducing data entry errors, ultimately impacting customer satisfaction.

●        Performance Management: provides a single, comprehensive solution for tracking, reporting and managing performance throughout all levels of the back office operation. The solution includes pre-packaged metrics, key performance indicators (KPIs), dashboards, scorecards and reports, which together empower management to make more intelligent and timely business decisions.

●        Quality Management: allows supervisors to play back screen recordings of workers` desktops and evaluate the quality of back office processing, then create personalized coaching packages and real-time guidance scripts to improve the quality of back office work.

"We are delighted to extend the value of our market leading contact center offering into the back office. This solution will enable our contact center customers, and in particular our workforce management customers, to leverage contact center investments for the benefit of their back office operations," said Udi Ziv, President, Enterprise Product Group, NICE Systems. "We estimate that back office operations have approximately five times more employees than the contact center, which presents great opportunities for NICE in increasing our addressable market. The unique combination of NICE`s workforce management strengths in multi-dimensional visibility and multi-site and multi-skill capabilities together with real-time process automation, guidance and compliance will significantly increase operational efficiency and effectiveness in the back office. We are looking forward to delivering the many benefits we can offer to leading, existing and prospective customers who have already expressed great interest in our new back office offering."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of intent-based solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact Galit Belkind	NICE Systems Galit.Belkind@nice.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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